

August 10, 2009

<u>Via U.S. Mail and Facsimile</u>

William C. Lemmer
Senior Vice President and General Counsel
Cameron International Corporation
1333 W. Loop South, Suite 1700
Houston, TX 77027

> Re: **Cameron International Corporation**
> **Registration Statement on Form S-4**
> **Filed July 20, 2009**
> **File No. 333-160711**

Dear Mr. Lemmer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   We note that you filed your quarterly report for the quarter ended June 30, 2009 on August 6, 2009. Please revise your registration statement to provide updated disclosure, including, without limitation, with respect to your disclosure under the headings "Selected Historical Consolidated Financial Data of Cameron" at page 9 and "Where You Can Find More Information" at page 90.

Risk Factors, page 14

Risks Related to the Merger, page 14

The shares of Cameron common stock to be received by NATCO stockholders..., page 16

2.   Please revise this section to highlight the material differences in the rights associated with your common stock and the common stock of NATCO Group Inc.

Opinion of Barclays Capital—Financial Advisor to NATCO, page 47

General, page 58

3.   Please provide a quantitative description of the fees paid to Barclays Capital Inc. and the fees payable to Barclays Capital upon closing of the merger. In addition, please revise your filing to provide a description of the contingent nature of such compensation.

Material U.S. Federal Income Tax Consequences, page 85

4.   We note your statement that "[t]he following discussion summarizes material U.S. federal income tax consequences of the merger...." Please eliminate the suggestion that this discussion is merely a summary.

Undertakings, II-3

5.   Please provide the complete undertaking required by Item 512(a) of Regulation S-K.

Exhibits 8.1 and 8.2

6.   We note that counsel assumes in each tax opinion that the merger will qualify as a statutory merger under state law. However, it is not appropriate for counsel to

assume any legal conclusion underlying the opinion. Please obtain and file revised tax opinions that do not include such assumption. In addition, each opinion should be revised to remove any implication that investors are not entitled to rely on the opinion.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
L. Nicholson
Richard L. Wynne (713.226.6247)